825 Third Avenue, 27th Floor
New York, NY 10022
646.519.2456

50 California Street, 29th Floor - Suite 2950
San Francisco, CA 94111
415.900.3871

www.focusfinancialpartners.com

May 24, 2018

Via EDGAR

Erin E. Martin

Special Counsel

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                   Focus Financial Partners Inc.
Amendment No. 7 to
Draft Registration Statement on Form S-1
Submitted April 20, 2018
CIK No. 0001651052

Ladies and Gentlemen:

Set forth below are the responses of Focus Financial Partners Inc. (the “Registrant,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2018, with respect to the Registrant’s Amendment No. 7 to Draft Registration Statement on Form S-1, submitted to the Commission on April 20, 2018 (“Confidential Submission No. 8”).

Concurrently with the submission of this letter, we are publicly filing through EDGAR a Registration Statement on Form S-1 (“Filing No. 1”). For your convenience, we will hand deliver five copies of Filing No. 1, as well as five copies of Filing No. 1 that are marked to show all changes made since the submission of Confidential Submission No. 8.

For your convenience, the responses are prefaced by the exact text of the Staff’s comment in bold text. All references to page numbers and captions correspond to Filing No. 1, unless otherwise specified.

Focus Financial Partners, LLC (Predecessor)

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page F-18

1.                        We note that you have provided historical audited financial statements for your July 2017 acquisition of SCS Financial Services, LLC beginning on page F-38. Due to the significance of this acquisition, please tell us how you considered whether to separately provide all of the disclosures required by ASC 805 related to this acquisition rather than including this acquisition within your individually immaterial business combinations for which disclosures have been provided on an aggregated basis.

Response: We considered the disclosure requirements of ASC 805 as they related to the acquisition of SCS Financial Services, LLC (“SCS”), and concluded that the additional disclosures regarding the SCS acquisition would be qualitatively immaterial and not useful and potentially confusing to investors.  We considered the following in reaching this conclusion:

•                 We are in the business of acquiring and overseeing independent fiduciary wealth management and related businesses. Since 2006 we have completed over 140 acquisitions (see pages 9 and 115 of Filing No. 1) and during the years ended December 31, 2015, 2016 and 2017 we completed 13, 12 and 23 business acquisitions as disclosed on page F-40. On page F-33, we disclose the terms and structure of our acquisitions, which are generally consistent for each acquisition, including for the SCS acquisition.

•                  The substantial majority of firms we acquire, including SCS, are U.S. based Registered Investment Advisors and are virtually identical operationally and from a financial statement perspective with respect to revenue generating activities and recognition, expense types and recognition and the type and level of capital expenditures.  We have disclosed the revenue and income from operations for acquisitions during the year ended December 31, 2017 in the aggregate from the date of acquisition.  Such disclosures have been made in all previous submissions of our Form S-1.

Based on the forgoing we concluded that, although the SCS acquisition was individually quantitatively material, the structure and business of SCS is consistent with the 22 other business acquisitions that we completed during the year ended December 31, 2017 and providing the additional disclosures required by ASC 805 for SCS individually would not be qualitatively material to a reader of the financial statements.  In fact, we felt it could potentially be confusing as we could essentially be seen as “cherry-picking” one transaction among many to highlight to readers of the financial statements as opposed to presenting the overall performance and acquisition activities of our business.

We also respectfully inform the Staff that due to the volume of acquisition activity, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, immediately following the section entitled “Business Acquisitions”, we provide supplemental metrics in the section entitled “How We Evaluate Our Business” to provide additional informed disclosure and trends so that readers can gain a holistic picture of all material aspects of our business activities in an easily digestible form.

Note 8. Preferred Units, Mezzanine Equity and Members’ Deficit, page F-26

2.                        We note your disclosure beginning on page F-27 that as a result of the proceeds received from the issuance of Convertible Preferred Units along with a portion of the proceeds from your Credit Facility you provided cash liquidity for existing holders of Senior Preferred Units, Junior Preferred Units, Common Units, and Incentive Units. We also note disclosure in your Consolidated Statement of Cash Flows on page F-9 of “payments in connection with unit redemption, net” of approximately $796 million. Please tell us and revise your filing to separately disclose the repurchase terms of the Senior Preferred Units, Junior Preferred Units, Common Units and Incentive Units, explain how these amounts were determined and how the repurchase and subsequent retirement has been reflected in your financial statements.

Response: The Senior Preferred Units, Junior Preferred Units, Common Units and Incentive Units were each repurchased at a price of $21 per unit less an allocation of $15.5 million in expenses, except that the Incentive Units were also reduced by their respective hurdle rate.  The $21 per unit price was determined through an arm’s length negotiation with the new investors.  The repurchases were accounted for as a repurchase and retirement of the respective units with any difference between the amount paid and the carrying amount of the units recorded in accumulated deficit.  We have revised our filing as follows to separately disclose the repurchase terms of each type of unit in the second paragraph on page F-50:

The new investors acquired the Senior Preferred Units and Junior Preferred Units from certain of the Company’s existing preferred unitholders for $207,014 net of transaction expenses, and from the Company for $442,270. Through the tender offer, the Company subsequently retired; 17,195,412 Senior Preferred Units, 10,332,956 Junior Preferred Units, 6,521,720 common units, and 2,767,911 incentive units. The price per unit paid for Senior Preferred Units, Junior Preferred Units and common units was $21 per unit reduced by an allocation of transaction expenses of $15,500 (borne by the selling unitholders).  The price per unit paid for incentive units was $21 per unit reduced by an allocation of transaction expenses of $15,500 (borne by the selling unitholders) and the applicable hurdle rate of the incentive units. The Company accounted for the units acquired in the tender offer as a repurchase and retirement of the respective units with the difference between the cash paid and the carrying amount of the respective units, if any, recorded in accumulated deficit. Senior Preferred Units of 2,380,952 and Junior Preferred Units of 58,495 that were not tendered by the investors were recapitalized as 2,439,447 of Convertible Preferred Units.

Please direct any questions you have with respect to the foregoing responses to me at (646) 599-9480 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ J. Russell McGranahan
J. Russell McGranahan
General Counsel
Focus Financial Partners Inc.

cc:                                      William Schroeder (Securities and Exchange Commission)

John Spitz (Securities and Exchange Commission)

David Lin (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)

Robert Seber (Vinson & Elkins L.L.P.)